October 10, 2019

Via EDGAR
Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
United States Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:    Ebix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2019
File No. 000-15946

Dear Mr. Krikorian

Ebix, Inc. (the “Company’, “its”, “we”, or “our”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received via email in your letter dated September 12, 2019 with respect to certain items in the above-captioned Forms 10-K and 10-Q. This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Revenue Recognition, page 17
1. Your revenue recognition policy footnote should provide greater detail into how you recognize revenue for each distinct performance obligation within a contract. You should describe any significant judgments applied including how you determined the timing of satisfaction of the performance obligation and the transaction price. We refer you to ASC 606-10-25-14 and 25-31 to 25-32. Further, the disclosure should clearly describe how progress is measured and why the methods used provide a faithful depiction of the transfer of goods or services. We refer you to ASC 606-10-25-33. The impact of variable consideration included in your contracts should be clearly described. We refer you to ASC 606-10-32-40. Please provide a proposed footnote disclosure that provides the information outlined in ASC 606-10-50. The footnote disclosure should emphasize your current policy under ASC 606 instead of ASC 605.
In response to the staff’s comment, we respectfully propose the following portions of the revised revenue recognition footnote disclosures to be included prospectively in the Company’s Form 10-Q for the quarter as of September 30, 2019:
The Company derives its revenues primarily from software subscription and transaction fees, software license fees, financial transaction fees, risk compliance solution services fees, and professional service fees including associated fees for consulting, implementation, training, and project management provided to customers with installed systems and applications.
The Company determines revenue recognition by applying the following steps:
identification of the contract, or contracts, with a customer;
identification of the performance obligations in the contract;
determination of the transaction price;
allocation of the transaction price to the performance obligations in the contract; and
recognition of revenue when, or as, we satisfy a performance obligation.
The Company analyzes its different services individually to determine the appropriate basis for revenue recognition, as further described below. Additionally, certain services exist in multiple channels. As Ebix derives revenues from three product/service channels - EbixCash Exchanges; Insurance Exchanges and; Risk Compliance Solutions (“RCS”) - for policy disclosure purposes, contracts are discussed in the channel to which it is most significant.
EbixCash Exchanges ("EbixCash")
EbixCash revenues are primarily derived from consideration paid by customers to transfer or exchange money. The significant majority of EbixCash revenue is for a single performance obligation and is recognized at a point in time. These revenues vary by transaction based upon channel, send and receive locations, the principal amount sent, whether the money transfer involves different send and receive currencies, and speed of service, as applicable.
EbixCash also offers several other services, primarily including payment services and ticketing and travel services for which revenue is impacted by varying factors.
EbixCash acts as the principal in transactions and reports revenue on a gross basis, as EbixCash controls the service at all times prior to transfer to the customer, is primarily responsible for fulfilling the customer contracts, has the risk of loss, and has the ability to establish transaction prices.
EbixCash Money Transfer
For the EbixCash, money transfer business, EbixCash has one performance obligation whereupon the customer engages EbixCash to perform one integrated service which typically occurs instantaneously when the ‘Beneficiary’ entitled to receive the money transferred by the Sender, visits the EbixCash outlet and collects the money, and thus the service obligation of EbixCash is completed. Therefore, EbixCash recognizes revenue upon completion of the following: 1) the customer’s acknowledgment of EbixCash’s terms and conditions and payment information has been received by EbixCash, 2) EbixCash has processed the money transfer, 3) EbixCash has provided the customer a unique transaction identification number, and 4) funds are available to be picked up by the customer designated receiving party. The transaction price is comprised of a transaction fee and the difference between the exchange rate set by EbixCash to the customer and the rate available in the wholesale foreign exchange market, as applicable, both of which are readily determinable at the time the transaction is initiated.
Foreign Exchange and Outward Remittance Services
For EbixCash’s foreign exchange and payment services, customers agree to terms and conditions for all transactions, either at the time of initiating a transaction or signing a contract with EbixCash to provide payment services on the customer’s behalf. In the majority of EbixCash’s foreign exchange and payment services, EbixCash makes payments to the recipient to satisfy its performance obligation to the customer, and therefore, EbixCash recognizes revenue on foreign exchange and payment services when this performance obligation has been fulfilled.
Consumer Bill Payments
EbixCash offers several different bill payment services that vary by considerations such as: 1) who pays the fee to EbixCash (consumer or biller), 2) whether the service is offered to all potential consumers, or only to those for which EbixCash has a relationship with the biller, and 3) whether the service utilizes a physical agent network offered for consumers’ convenience, among other factors. The determination of which party is EbixCash’s customer for revenue recognition purposes is based on these considerations for each of EbixCash’s bill payment services. For all transactions, EbixCash’s customers agree to EbixCash’s terms and conditions, either at the time of initiating a transaction (where the consumer is determined to be the customer for revenue recognition purposes) or upon signing a contract with EbixCash to provide services on the biller’s behalf (where the biller is determined to be the customer for revenue recognition purposes). As with consumer money transfers, customers engage EbixCash to perform one integrated service - collect money from the consumer and process the bill payment transaction, thereby providing the billers real-time or near real-time information regarding their customers’ payments and simplifying the billers’ collection efforts. EbixCash’s revenues from bill payment services are generated from contracts to process transactions at any time during the duration of the contract. The transaction price on bill payment services is contractual and determinable. Certain biller agreements may include per-transaction or fixed periodic rebates, which EbixCash records as a reduction to revenue.
EbixCash Travel Exchanges
EbixCash Travel revenues are primarily derived from commissions and transaction fees received from various travel providers and international exchanges involved in the sale of travel to the consumer. EbixCash travel revenue is for a single performance obligation and is recognized at a point in time. Travel revenues include reservation commissions and transaction net revenues (i.e., the amount charged to travelers less the amount owed to travel service providers) in connection with our reservation services; ancillary fees, including travel insurance-related revenues and certain reservation booking fees; and credit card processing rebates and customer processing fees. EbixCash Travel services include the sale of hotel rooms, airline tickets, bus tickets and train tickets. EbixCash’s Travel revenue is derived from ticket sales, wherein the commissions payable to EbixCash Travel, along with any transaction fees paid by travel providers and travel exchanges, is recognized as revenue after completion of the service. The transaction price on such services is agreed upon at the time of the purchase.
EbixCash Travel revenue for the corporate MICE (Meetings, Incentives, Conferences, and Exhibitions) packages is recognized at full purchase value at the completion of the obligation with the corresponding costs recorded under direct expenses. For MICE revenues, EbixCash Travel acts as the principal in transactions, and accordingly reports revenue on a gross basis. EbixCash Travel controls the service at all times prior to transfer to the customer, is responsible for fulfilling the customer contracts, has the risk of loss, and has the ability to establish transaction prices.
Gift Cards
EbixCash resells gift cards to consumers that can be later redeemed at various merchants. Gift cards are recorded as inventory until sold to the consumer. Gift card revenue is recognized at full purchase value at time of sale with the corresponding cost of vouchers recorded under direct expenses.
Insurance Exchanges
Insurance Exchanges revenues are primarily derived from consideration paid by customers for the licensing of software and related services. A typical contract includes a software license or a software-as-a-service (SaaS) license and may also include services for setup, customization, transaction processing, maintenance, and/or hosting. Determining whether products and services are considered distinct performance obligations that should be accounted for separately may require significant judgement. Certain services, primarily related to SaaS platforms, depend on significant level of integration and interdependency between the licensed software and additional services (e.g., setup, customization), and are accounted for as a single performance obligation. These services are recognized over their expected useful life, which may exceed the currently contracted term. Additionally, the Company may also enter into contracts with customers for subscription services, transaction processing or professional services.
Contracts generally do not contain a right of return or refund provisions. Our contracts often do contain overage fees, contingent fees, or service level penalties which are accounted for as variable consideration. Revenue accounted for as variable consideration is immaterial and is recognized using the “right to invoice” practical expedient when the invoiced amount equals the value provided to the customer.
Software-as-a-service (SaaS)
The Company allocates the transaction price to each distinct performance obligation using the relative stand-alone selling price. Determining the stand-alone selling price may require significant judgement. The stand-alone selling price is the price at which an entity has sold or would sell a promised good or service separately to a customer. The Company determines the stand-alone selling price based on observable price of products or service sold separately in comparable circumstances, when such observable prices are available. When standalone selling price is not directly observable, the Company estimates the stand-alone selling price using the market assessment approach by considering historical pricing and other market factors.
Subscription Services
Subscription services revenues are associated with performance obligations that are satisfied over specific time periods and primarily consist of fees that provide customers access to our SaaS platforms. Revenue is generally recognized ratably over the contract term. Our subscription contracts are generally for an initial three-year period with subsequent one-year automatic renewals.
Transaction Fees
Transaction revenue is comprised of fees applied to the volume of transactions that are processed through our SaaS platforms. These are typically based on a per transaction rate and are invoiced for the same period that the transactions were processed and as the performance obligation is satisfied. The amount invoiced generally equals the value provided to the customer, and revenue is typically recognized when invoiced using the as-invoiced practical expedient.
Professional Services
Professional service revenue primarily consists of fees for setup, customization, training, or consulting. Professional service fees are generally on a time and materials basis or a fixed fee. Revenues for time and materials are recognized as such services are rendered while fixed fee revenues are recognized based on the input method driven by the expected hours to complete the project measured against the actual hours completed to date. Professional services, particularly related to SaaS platforms, may have significant dependencies on the related licensed software and may not be considered a distinct performance obligation.
Risk Compliance Services (“RCS”)
RCS revenues consist of two revenue streams - Certificates of Insurance (COI) and Consulting Services.  COI revenues are derived from consideration paid by customers for the creation and tracking of certificates of insurance. These are transactional-based revenues. Consulting Services revenues are driven by distinct consulting service engagements rendered to customers for which revenues are recognized using the output method on a time and material basis as the services are performed.

COI Creation and Tracking
The Company provides services to issue and track certificates of insurance in the United States and Australian markets. Revenue is derived from transaction fees for each certificate issued or tracked. The Company recognizes revenue at the issuance of each certificate or over the period the certificate is being tracked.
Consulting Services
The Company provides consulting services to clients around the world for project management and development. Consulting services fees are generally on a time and materials basis or a fixed fee. Revenues for time and materials are recognized as the services are rendered while fixed fee revenues are recognized based on the input method driven by the expected hours to complete the project measured against the actual hours completed to date.
2. You disclose that "Gift voucher revenue is recognized at full purchase value at time of sale with the corresponding cost of vouchers recorded under direct expenses". Please provide an analysis that supports presenting this revenue on a gross basis instead of a net basis. We refer you to ASC 606-10-55-36. In addition, tell us the amount of revenue recognized from this revenue stream.
In response to the staff’s comment, we respectfully provide the following requested analysis supporting the Company’s reporting of the gift voucher revenue on gross versus basis and related correlation to ASC 606-10-55-36.
As background, gift voucher (or “card”) revenue recognized for 2018 was $18 million and for the six months 2019 was $9.3 million.
The Company evaluated the guidance in ASC 606-10-55-35 through 55-40 in order to determine if the Company is the principal or agent in the gift card sales transactions and associated revenue stream. Under such guidance, an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. Other key indicators to determine whether an entity is a principal are inventory risk and price discretion.
The Company purchases the gift cards from certain distributors, in bulk, which are in turn are later sold to customers. The Company makes purchases from multiple distributors for varying merchants or brands depending on expected demand, market conditions, and/or pricing concessions. The Company pays for these gift cards and bears the risk of loss due to pilferage, damage or expiration. These attributes are evidence that the Company bears the inventory risk associated with the gift cards.
The Company purchases and sells gift vouchers of various merchants or brands having different denominations. The price at which these gift vouchers are sold to the customer is at the sole discretion of the Company, (i.e., the merchant or brand does not have any control in setting the gift card prices). Once the gift voucher has been sold to the consumer, the Company is not responsible for, nor does the consumer have further recourse for fulfilment. Accordingly, the Company’s performance obligation is complete.
Based upon the above, the Company has concluded that it is the principal in the transaction and therefore has recognized revenue on a gross basis.
Costs to Obtain and Fulfill a Contract, page 18
3. Please explain in detail how your policy of capitalizing cost to fulfill and obtain a contract complies with ASC 340-40-25-1 and 25-5.
In response to the staff’s comment, we respectfully provide the following clarification with regard to how the Company capitalizes costs to fulfill customer contracts in compliance with ASC 340-40-25-1 and 25-5.
As background, at June 30, 2019, the Company had $744 thousand of incremental capitalized contract fulfilment costs in “Other current assets” and $1.3 million of incremental capitalized contract fulfillment costs in “Other Assets” on the Company's Condensed Consolidated Balance Sheets.
The Company’s capitalized costs are primarily derived from the fulfillment of SaaS related setup and customizations from which the customer receives benefit through continued access to and use of the SaaS product platforms. In accordance with the guidance in ASC 340-40-25-5, we capitalize the costs directly related to the setup and development of these customizations which satisfy the Company’s performance obligation with respect to access to the Company’s underlying product platforms. The capitalized costs primarily consist of the salaries of the developers directly involved in fulfilling the project and are solely based on the time spent on that project. The Company amortizes the capitalized costs ratably over the expected useful life of the related customizations, matching our treatment for the related revenue, and the capitalized costs are recoverable from profit margin included in the contract.

Accounts Receivable and the Allowance for Doubtful Accounts, page 19
4. Please clarify how you account for contract assets under ASC 606-10-45-3.
In response to the staff’s comment, we respectfully provide the following with regard to how the Company accounts for “contact assets” in compliance with ASC 606-10-45-3.
The Company records a contract asset when revenue recognized on a contract exceeds the billings. The contract asset is transferred to receivables when the entitlement to payment becomes unconditional. These contract assets are primarily related to project based revenue where we recognize revenue using the input method calculated using expected hours to complete the project measured against the actual hours completed to date.
Beginning with our Form 10-Q to be filed for the quarter ended September 30, 2019 we will reclassify our unbilled receivable to contract assets to be in line with the ASC 606 terminology.
Comment 4 (continued) In addition, please clarify your statement that "The Company has $35.2 million of receivables that are due from a public sector entity in India. Payment of these receivables is dependent on the approval of funding". In this regard, please explain why you believe revenue recognition is appropriate under these arrangements. Identify the significant judgments employed in this case. Also, please explain how you determined that Ebix Vayam Limited JV $35.2 million of accounts receivable with Vayam is collectible (see your page 36).
In response to the staff’s comment, the Company, through its Joint Venture - Ebix Vayam Technologies Private Limited (“Ebix Vayam”) has entered into contracts with Vayam Technologies Limited, a third party (hereinafter referred to as “Vayam”) for supply of hardware and installation services for certain of Vayam’s customers beginning in 2016 (i.e., essentially, this was a subcontractor-type arrangement). Terms required that payments would be made directly to Ebix Vayam through an arrangement similar to a lockbox and revenue recognition was determined to be appropriate in accordance with ASC 605.
The majority of the Vayam/Ebix Vayam contracts were with BSNL, a leading public sector undertaking in the telecommunication sector in India. At the time, payment risk from BSNL was considered virtually non-existent nor were there any conditions attached to payment (e.g., fiscal funding). While the government of India, through its Department of Telecommunications, held and holds 100% ownership of BSNL, arrangements were with BSNL under commercially common terms. Accordingly, collectability was not considered to be an issue with regard to revenue recognition. Indeed, as work progressed invoices were rendered and paid by BSNL.
Upon adoption of ASC 606 as of January 1, 2018 using the modified retrospective approach, the Company evaluated this contract as an open contract and, while BSNL was experiencing losses, there was no evidence that collectability was an issue that would preclude revenue recognition (i.e., invoices were current and BSNL appeared to be meeting its obligations). More recently, BSNL has experienced liquidity issues that have been widely publicized due, in part, to significant competition; however, no revenue has been recognized or services performed subsequent to these liquidity issues. While the government of India has a long history of supporting its public sector undertakings (e.g., Air India) and has publicly commented on its support for BSNL, the recent elections in India delayed final approval of $10 billion of funding. From a practical perspective, BSNL is critical to the telecommunications infrastructure in India.
Management has closely monitored the situation and in conjunction with the release of its June 30, 2019 Form 10-Q, met with top officials in the Ministry of Telecom including the BSNL Chief Managing Director and received written confirmation that certain amounts owed to Ebix Vayam would be paid. In addition to the above, management believed that all amounts will be collectible based upon the following:

•	In April 2019 CARE (a predominant credit rating agency in India) assigned an AAA rating for BSNL’s bank facility, based on the underlying 100% ownership of the business by the government of India.

•
It is common for the government of India to own entities (public sector entities). The government has a history of providing financial support for such entities regardless of performance and has, to the best of our knowledge, never permitted a creditor default.

•	BSNL is critical to the telecommunications infrastructure.

•	Funding has been approved by the government, but is awaiting final approval by the legislature. It is not uncommon for delays in payment to be encountered, but ultimately payment is remitted.
Management believes that the disclosure in our June 30, 2019 Form 10-Q is appropriate, factual and transparent. We continue to monitor the events affecting collectability of this and all of the Company’s accounts receivable.
Contract Liabilities, page 19
5. You disclose that "The remaining portion of the contract liabilities balance consists primarily of customer-specific customizations that are not distinct from related performance obligations that transfer over time. This portion is recognized over the expected useful life of the customizations". Please clarify the method of measuring progress for these performance obligations. We refer you to ASC 606-10-25-33.
In response to the staff’s comment we respectfully provide the following clarification of the Company’s method of measuring progress towards the completion of customer-specific product customizations in compliance with ASC 606-10-25.
These liabilities represent recurring services delivered over time, and primarily are associated with access to our SaaS based platforms and related customizations. ASC 606-10-25-27 outlines three possible criteria for determining if a performance obligation is transferred over time:

a)	The customer simultaneously receives and consumes the benefits of the asset as the entity performs.

b)	The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls.

c)	The entity’s performance creates or enhances an asset that has no alternative use to the entity, and the entity has the right to payment for work completed to date.

The Company has determined that it meets criteria “a” above. Part of our performance obligation for these contracts consists of the requirement to provide our customers with continued access to, and use of, our SaaS platforms and associated customizations. Without continued access to the SaaS platform, the customizations have no separate benefit to the customer. Our customers simultaneously receive and consume the benefits as we provide access over time.
We use the output method (being the passage of time during the requisite service period) for measuring our progress against completion of representative performance obligations under the guidance provided in ASC 606-10-25-33 and ASC 606-10-55-17. The obligation to provide access is continuous over the contract duration, and the customer derives benefit equally throughout the period. The Company believes the measurement of time elapsed most faithfully depicts the Company’s performance towards satisfying the performance obligation. This portion of the arrangement is recognized as the related performance obligation is fulfilled and revenue is recognized evenly over the expected useful life. We have determined the useful life to be five years based on the need to periodically rework, or the obsolescence of, customizations to meet changing customer and industry needs. This five year period is consistent with the period for which we amortize purchased or capitalized software.
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2028.

Very truly yours,
/s/ Robert Kerris
Robert Kerris
Chief Financial Officer

cc:	Robin Raina Sean Donaghy Charles M. Harrell, Esq. Susan Sidwell, Esq.